Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
Tel: 212.309.6000
Fax: 212.309.6001
www.morganlewis.com

Branch 18
811-2743

Morgan Lewis
COUNSELORS AT LAW

40-33

Christopher P. Hall
212-309-6158
chall@morganlewis.com

04043664

September 17, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 (re: Revenue Sharing Cases)

We are counsel to Deutsche Investment Management Americas Inc. ("DIMA") and have been asked by the individuals and registered companies identified on Schedule A to file with the Securities and Exchange Commission, pursuant to Section 33 of the Investment Company Act, copies of all pleadings filed with the court in actions in which they are party defendants to claims by a registered investment company or security holder thereof in a derivative or representative capacity against an officer, director, investor adviser, trustee, or depositor of such company.

Attached please find additional complaints in which the party-defendants listed on Schedule A have been named. Please note that other complaints have been previously filed as attachments to our April 16, 2004 letter.

We have also enclosed an additional copy of this letter for our records that we request you date stamp and return to us via our messenger. If you have any questions, please do not hesitate to contact me at (212) 309-6702.

Respectfully,

Christopher P. Hall

SCHEDULE A (Revenue sharing)

Individuals

Richard T. Hale
William F. Glavin, Jr.
John W. Ballantine
Lewis A. Burnham
Donald L. Dunaway
James R. Edgar
Paul K. Freeman
Robert B. Hoffman
Shirley D. Peterson
Fred B. Renwick
William P. Sommers
John G. Weithers

Registered Investment Companies

Bold capitalized names are registrants named as nominal defendants; lower-case unbolded names are series names as nominal defendants.

*Note that certain registrants although not named are listed on this Schedule because the series names below the registrant are named as nominal defendants in an action.

SCUDDER AGGRESSIVE GROWTH FUND 811-07855

SCUDDER BLUE CHIP FUND 811-5357

SCUDDER DYNAMIC GROWTH FUND 811-1702

***SCUDDER EQUITY TRUST 811-08599**
Scudder-Dreman Financial Services Fund

SCUDDER FOCUS VALUE PLUS GROWTH FUND 811-7331

***SCUDDER GROWTH TRUST 811-1365**
Scudder Growth Fund
Scudder Strategic Growth Fund

***SCUDDER HIGH INCOME SERIES 811-2786**

Scudder High Income Fund

***SCUDDER INVESTORS TRUST 811-09057**
Scudder S&P 500 Stock Fund

***SCUDDER NEW EUROPE FUND, INC. 811-5969**
Scudder New Europe Fund

***SCUDDER PORTFOLIOS 811-3440**
Scudder Cash Reserves Fund

***SCUDDER STATE TAX-FREE INCOME SERIES 811-3657**
Scudder CA Tax-Free Income Fund
Scudder FL Tax-Free Income Fund

***SCUDDER TARGET FUND 811-5896**
Scudder Target 2010 Fund
Scudder Target 2011 Fund
Scudder Target 2012 Fund
Scudder Target 2013 Fund
Scudder Retirement Fund – Series V
Scudder Retirement Fund – Series VI
Scudder Retirement Fund – Series VII
Scudder Worldwide 2004 Fund

SCUDDER STRATEGIC INCOME FUND 811-2743

SCUDDER TECHNOLOGY FUND 811-0547

SCUDDER TOTAL RETURN FUND 811-1236

SCUDDER U.S. GOVERNMENT SECURITIES FUND 811-2719

***SCUDDER VALUE SERIES, INC. 811-5385**
Scudder Contrarian Fund
Scudder-Dreman High Return Equity Fund
Scudder-Dreman Small Cap Value Fund

***GLOBAL/INTERNATIONAL FUND, INC. 811-4670**
Scudder Global Discovery Fund
Scudder Emerging Markets Income Fund
Scudder Global Fund
Scudder Global Bond Fund

***INVESTMENT TRUST 811-43**

Scudder Capital Growth Fund
Scudder Growth and Income Fund
Scudder Large Company Growth Fund
Scudder Small Company Stock Fund

***SCUDDER FUNDS TRUST 811-3229**

Scudder Short Term Bond Fund

***SCUDDER INTERNATIONAL FUND, INC. 811-642**

Scudder Emerging Markets Growth Fund
Scudder Greater Europe Growth Fund
Scudder International Fund
Scudder Latin America Fund
Scudder Pacific Opportunities Fund

***SCUDDER MUNICIPAL TRUST 811-2671**

Scudder High Yield Tax Free Fund
Scudder Managed Municipal Bond Fund

***SCUDDER MUTUAL FUNDS, INC. 811-5565**

Scudder Gold And Precious Metals Fund

***SCUDDER PATHWAY SERIES 811-8606**

Scudder Pathway Conservative Portfolio
Scudder Pathway Growth Portfolio
Scudder Pathway Moderate Portfolio

***SCUDDER PORTFOLIO TRUST 811-42**

Scudder High Income Opportunity Fund
Scudder Income Fund

***SCUDDER SECURITIES TRUST 811-2021**

Scudder 21st Century Growth Fund
Scudder Health Care Fund
Scudder Small Company Value Fund
Scudder Technology Innovation Fund

***SCUDDER STATE TAX FREE TRUST 811-3749**

Scudder Massachusetts Tax Free Fund

***SCUDDER TAX FREE TRUST 811-3632**

Scudder Intermediate Tax/AMT Free Fund

SCUDDER U.S. TREASURY MONEY FUND 811-3043

***VALUE EQUITY TRUST 811-1444**

Scudder Large Company Value Fund
Scudder Select 500 Fund
Scudder Tax Advantaged Dividend Fund

***SCUDDER ADVISOR FUNDS 811-04760**

Scudder International Equity
Scudder Lifecycle Mid Range
Scudder Lifecycle Short Range
Scudder Mid Cap
Scudder PreservationPlus Income
Scudder Small Cap

***SCUDDER ADVISOR FUNDS II 811-07347**

Scudder EAFE Equity Index Fund

***SCUDDER ADVISOR FUNDS III 811-06576**

Scudder Lifecycle Long Range
Scudder PreservationPlus

***SCUDDER INSTITUTIONAL FUNDS 811-06071**

Cash Reserves Fund
International Equity Fund
Equity 500 Index Fund

***SCUDDER MG INVESTMENTS TRUST 811-08006**

International Select Equity Fund
European Equity Fund
Fixed Income Fund
Municipal Bond Fund
Short Duration Fund (formerly Short-Term Fixed Income Fund)
Short-Term Municipal Bond Fund
High Income Plus Fund
Micro Cap Fund

***SCUDDER INVESTMENTS VIT FUNDS 811-07507**

Equity 500 Index Fund
EAFE Equity Index Fund
Global Biotechnology Fund
US Bond Index Fund

SCUDDER FLAG INVESTORS COMMUNICATIONS FUND, INC. 811-03883

SCUDDER FLAG INVESTORS VALUE BUILDER FUND, INC. 811-06600

SCUDDER FLAG INVESTORS EQUITY PARTNERS FUND, INC. 811-08886

***SCUDDER RREEF SECURITIES TRUST 811-09589**
Scudder RREEF Real Estate Securities Fund

***SCUDDER INVESTORS FUNDS, INC. 811-08227**
Top 50 US Fund
Japanese Equity Fund
Global Biotechnology Fund

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

ECF CASE

IRA FBO LOUIS P. MAZZA, Individually and on behalf of All Others Similarly Situated, Plaintiff, vs. DEUTSCHE BANK AG, DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC., DEUTSCHE ASSET MANAGEMENT, INC., SCUDDER INVESTMENTS, RICHARD T. HALE, WILLIAM F. GLAVIN, JR., JOHN W. BALLANTINE, LEWIS A. BURNHAM, DONALD L. DUNAWAY, JAMES R. EDGAR, PAUL K. FREEMAN, ROBERT B. HOFFMAN, SHIRLEY D. PETERSON, FRED B. RENWICK, WILLIAM P. SOMMERS, JOHN G. WEITHERS and JOHN DOES 1-100 Defendants, SCUDDER 21ST CENTURY GROWTH FUND, SCUDDER AGGRESSIVE GROWTH FUND, SCUDDER BLUE CHIP FUND, SCUDDER CALIFORNIA TAX-FREE INCOME FUND, SCUDDER CAPITAL GROWTH TRUST, SCUDDER CASH RESERVES FUND, SCUDDER CONTRARIAN FUND, SCUDDER DYNAMIC GROWTH FUND, SCUDDER EAFE® EQUITY INDEX FUND, SCUDDER EMERGING MARKETS GROWTH FUND, SCUDDER EMERGING MARKETS INCOME FUND, SCUDDER EQUITY 500 INDEX FUND, SCUDDER EUROPEAN EQUITY FUND, SCUDDER FIXED INCOME FUND, SCUDDER FLAG INVESTORS COMMUNICATIONS FUND, SCUDDER FLAG INVESTORS EQUITY PARTNERS FUND, SCUDDER FLAG INVESTORS VALUE BUILDER FUND, **[Caption continues on next page]**	Civil Action No. 04 CV 3501 **CLASS ACTION COMPLAINT FOR EXCESSIVE FEES IN VIOLATION OF SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR BREACHES OF FIDUCIARY DUTY** **JURY TRIAL DEMANDED** RECEIVED MAY 06 2004 U.S.D.C. S.D. N.Y. CASHIERS RECD S.E.C. SEP 17 2004 1086

C:\Mutual Funds - Scudder - 34(b)\Complaint.wpd

SCUDDER FLORIDA TAX-FREE INCOME :
FUND, SCUDDER FOCUS VALUE AND :
GROWTH FUND, SCUDDER GLOBAL :
BIOTECHNOLOGY FUND, SCUDDER GLOBAL :
BOND FUND, SCUDDER GLOBAL DISCOVERY :
FUND, SCUDDER GLOBAL FUND, SCUDDER :
GOLD & PRECIOUS METALS FUND, SCUDDER:
GREATER EUROPE GROWTH FUND, :
SCUDDER GROWTH & INCOME FUND, :
SCUDDER GROWTH FUND, SCUDDER :
HEALTH CARE FUND, SCUDDER HIGH :
INCOME FUND, SCUDDER HIGH INCOME :
OPPORTUNITY FUND, SCUDDER HIGH :
INCOME PLUS FUND, SCUDDER HIGH YIELD :
TAX-FREE FUND, SCUDDER INCOME FUND, :
SCUDDER INTERMEDIATE TAX/AMT FREE :
FUND, SCUDDER INTERNATIONAL EQUITY :
FUND, SCUDDER INTERNATIONAL FUND, :
SCUDDER INTERNATIONAL SELECT EQUITY :
FUND, SCUDDER JAPANESE EQUITY FUND, :
SCUDDER LARGE COMPANY GROWTH FUND, :
SCUDDER LARGE COMPANY VALUE FUND, :
SCUDDER LATIN AMERICA FUND, SCUDDER :
LIFECYCLE LONG RANGE FUND, SCUDDER :
LIFECYCLE MID RANGE FUND, SCUDDER :
LIFECYCLE SHORT FUND, SCUDDER :
MANAGED MUNICIPAL BOND FUND, :
SCUDDER MASSACHUSETTS TAX-FREE :
FUND, SCUDDER MICRO CAP FUND, :
SCUDDER MID CAP FUND, SCUDDER :
MUNICIPAL BOND FUND, SCUDDER NEW :
EUROPE FUND, SCUDDER NEW YORK TAX- :
FREE INCOME FUND, SCUDDER PACIFIC :
OPPORTUNITIES FUND, SCUDDER PATHWAY :
CONSERVATIVE PORTFOLIO, SCUDDER :
PATHWAY GROWTH PORTFOLIO, SCUDDER :
PATHWAY MODERATE PORTFOLIO, :
SCUDDER PRESERVATIONPLUS FUND, :
SCUDDER PRESERVATIONPLUS INCOME :
FUND, SCUDDER RETIREMENT FUND SERIES :
V, SCUDDER RETIREMENT FUND SERIES VI, :
SCUDDER RETIREMENT FUND SERIES VII, :
SCUDDER S&P 500 FUND, SCUDDER SELECT :
[Captions continued on next page] :

500 FUND, SCUDDER SHORT DURATION FUND, SCUDDER SHORT TERM BOND FUND, SCUDDER SHORT TERM MUNICIPAL BOND FUND, SCUDDER SMALL CAP FUND, SCUDDER SMALL COMPANY STOCK FUND, SCUDDER SMALL COMPANY VALUE FUND, SCUDDER STRATEGIC GROWTH FUND, SCUDDER STRATEGIC INCOME FUND, SCUDDER TARGET 2010 FUND, SCUDDER TARGET 2011 FUND, SCUDDER TARGET 2012 FUND, SCUDDER TARGET 2013 FUND, SCUDDER TAX ADVANTAGED DIVIDEND FUND, SCUDDER TECHNOLOGY FUND, SCUDDER TECHNOLOGY INNOVATION FUND, SCUDDER TOP 50 US FUND, SCUDDER TOTAL RETURN FUND, SCUDDER US BOND INDEX FUND, SCUDDER US GOVERNMENT-SECURITIES FUND, SCUDDER WORLDWIDE 2004 FUND, SCUDDER-DREMAN FINANCIAL SERVICES FUND, SCUDDER-DREMAN HIGH RETURN EQUITY FUND, SCUDDER-DREMAN SMALL CAP VALUE FUND, SCUDDER-RREEF REAL ESTATE SECURITIES FUND, and JOHN DOES 1-100,

Nominal Defendants.

X

Plaintiff, by and through his counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. Plaintiff brings this action as a class action on behalf investors in mutual funds

belonging to the Scudder Investment family of mutual funds (the "Scudder Funds") and derivatively on behalf of the Scudder Funds, against the Scudder Funds investment advisers, their corporate parents and the Scudder Funds directors and trustees.

2. This complaint alleges that the Investment Adviser Defendant (as defined herein) drew upon the assets of the Scudder Funds to pay brokers to aggressively push Scudder Funds over other funds, and that the Investment Adviser Defendant concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, though payable from fund assets, were not disclosed to investors in the Scudder Funds public filings or elsewhere.

3. Thus Scudder Funds investors were induced to purchase Scudder Funds by brokers who received undisclosed payments from the Investment Adviser Defendant to push Scudder Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the Scudder Funds, Scudder Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push Scudder Funds to still other brokerage clients.

4. The Investment Adviser Defendant was motivated to make these secret payments to finance the improper marketing of Scudder Funds because their fees were calculated as a percentage of funds under management and, therefore, tended to increase as the number of Scudder Funds investors grew. The Investment Adviser Defendant attempted to justify this conduct on the ground that by increasing the Scudder Funds assets they were creating economies of scale that inured to the benefit of investors but, in truth and in fact, Scudder Funds investors received none of the benefits of these purported economies of sale. Rather, fees and costs

associated with the Scudder Funds increased during the Class Period (as defined herein), in large part because the Investment Adviser Defendant continued to skim from the Scudder Funds to finance their ongoing marketing campaign. The Scudder Funds directors and trustees, who purported to be Scudder Funds investor watchdogs, knowingly or recklessly permitted this conduct to occur.

5. By engaging in this conduct, the Investment Adviser Defendant, and the defendant entities that control them, breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act"), and Section 206 of the Investment Advisers Act of 1940 (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary duties to their clients. The Investment Adviser Defendant also violated Section 34(b) of the Investment Company Act because, to further their improper course of conduct, they made untrue statements of material fact in fund registration statements, and omitted to disclose material facts concerning the procedure for determining the amount of fees payable to Investment Adviser Defendant and concerning the improper uses to which the fees were put. Additionally, the Scudder Funds directors, officers and trustees breached their common law fiduciary duties to the Scudder Funds investors by knowingly or recklessly allowing the improper conduct alleged herein to occur and harm Scudder Funds investors.

6. On January 28, 2004, the *Los Angeles Times* published an article about a Senate committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion

trough" exploited by fund managers, brokers, and other insiders.

JURISDICTION AND VENUE

7. The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§ 80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act (15 U.S.C. §§ 80b-6 and 80b-15, and common law.

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. § 80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. § 80b-14; and 28 U.S.C. §§ 1391(b).

9. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. The United States corporate headquarters of Defendant Deutsche Bank AG ("Deutsche Bank") were at all relevant times, and still are, located in this District.

10. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

11. Plaintiff IRA FBO Louis P. Mazza ("Plaintiff") purchased during the Class Period and continues to own shares or units of the Scudder Preservation Plus Income Fund and has been damaged by the conduct alleged herein.

12. Defendant Deutsche Bank is a Germany-based financial services firm providing asset management, mutual fund, retail, private and commercial banking, investment banking and insurance services. Deutsche Bank is the ultimate parent of the defendants bearing the Deutsche and Scudder name herein and conducts its asset management activities in the United States under the marketing name of "Deutsche Asset Management." Deutsche Asset Management is a global asset management organization and is also the marketing name for the asset management activities of Deutsche Investment Management Americas, Inc. ("Deutsche Investment Management"), Deutsche Asset Management, Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Bank Trust Company Americas, Scudder Investments, and Scudder Trust Company. Deutsche Bank maintains its United States corporate headquarters at 60 Wall Street, New York, New York 10005.

13. Defendant Scudder Investments is the United States retail mutual fund operation of Deutsche Asset Management. Through Deutsche Asset Management, Scudder Investments offers a research organization that includes portfolio managers and analysts, and management of over 95 mutual funds, including the Scudder Funds. Scudder Investments maintains its headquarters at 222 South Riverside Plaza, Chicago, Illinois 60606.

14. Deutsche Asset Management, Inc. was registered as an investment adviser under the Investment Advisers Act and acted as investment advisor, along with Deutsche Investment Management, to the Scudder Funds during this period. Deutsche Asset Management, Inc., along with Deutsche Investment Management, had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Asset Management, Inc. is located at 280 Park Avenue, New York, NY 10017.

15. Defendant Deutsche Investment Management was registered as an investment adviser under the Investment Advisers Act and acted as investment advisor, along with Deutsche Asset Management, Inc., to the Scudder Funds during this period. Deutsche Investment Management, along with Deutsche Asset Management, Inc. had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Investment Management is a wholly-owned subsidiary of Deutsche Bank, and is located at 345 Park Avenue, New York, NY 10154.

16. Deutsche Asset Management, Inc. and Deutsche Investment Management are herein collectively known as the "Investment Adviser Defendants." Investment management fees payable to the Investment Adviser Defendants are calculated as a percentage of fund assets under management.

17. During the Class Period, defendant Richard T. Hale ("Hale") was a Chairman, Trustee and Vice President charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. Additionally, Hale served as Managing Director of Deutsche Asset Management during the Class Period and was Vice President of Deutsche Asset Management, Inc. Hale's business address is One South Street, Baltimore, MD 21202.

18. During the Class Period, defendant William F. Glavin, Jr. ("Glavin") was a Trustee and President charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. Additionally, Glavin served as a Managing Director of Deutsche Asset Management during the Class Period. Glavin's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

19. During the Class Period, defendant John W. Ballantine ("Ballantine") was a

Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Ballantine received compensation of $225,470 for the calendar year 2002. Ballantine's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

20. During the Class Period, defendant Lewis A. Burnham ("Burnham") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Burnham received compensation of $196,060 for the calendar year 2002. Burnham's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

21. During the Class Period, defendant Donald L. Dunaway ("Dunaway") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Dunaway received compensation of $225,370 for the calendar year 2002. Dunaway's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

22. During the Class Period, defendant James R. Edgar ("Edgar") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Edgar received compensation of $183,770 for the calendar year 2002. Edgar's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, Illinois 60606.

23. During the Class Period, defendant Paul K. Freeman ("Freeman") was a Trustee charged with overseeing 34 investment companies (comprising 93 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Freeman

received compensation of $124,198 for the calendar year ended July 30, 2002. Freeman's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, Illinois 60606.

24. During the Class Period, defendant Robert B. Hoffman ("Hoffman") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Hoffman received compensation of $187,210 for the calendar year 2002. Hoffman's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, Illinois 60606.

25. During the Class Period, defendant Shirley D. Peterson ("Peterson") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For her service as a Trustee overseeing the Scudder Fund complex, Peterson received compensation of $206,010 for the calendar year 2002. Peterson's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, Illinois 60606.

26. During the Class Period, defendant Fred B. Renwick ("Renwick") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Renwick received compensation of $199,280 for the calendar year 2002. Renwick's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, Illinois 60606.

27. During the Class Period, defendant William P. Sommers ("Sommers") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Sommers received compensation of $196,110 for the calendar year 2002. Sommers's business

address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, Illinois 60606.

28. During the Class Period, defendant John G. Weithers ("Weithers") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Weithers received compensation of $211,230 for the calendar year 2002. Weithers's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, Illinois 60606.

29. Defendants John Does 1-100 were trustees charged with overseeing the Scudder Funds during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of the Plaintiff's counsel's ongoing investigation.

30. Defendants Hale, Glavin, Ballantine, Burnham, Dunaway, Edgar, Freeman, Hoffman, Peterson, Renwick, Sommers, Weithers and John Does 1-100 are referred to collectively herein as the "Trustee Defendants."

31. Nominal defendants the Scudder Funds, as identified in the caption of this complaint and on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by mutual fund shareholders, each having a board of directors charged with representing the interests of the shareholders in one or a series of funds. The Scudder Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

RELATED NON-PARTIES

32. Scudder Distributors, Inc. ("Scudder Distributors"), an affiliate of Deutsche Asset Management, Inc., acts as the principal underwriter and distributor of shares of most of Scudder Investments' U.S.-registered open-end mutual funds.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

33. Plaintiff brings certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased, redeemed or held shares or like interests in any of the Scudder Funds between March 10, 1999 and November 17, 2003, inclusive, and who were damaged thereby (the "Class"). Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

34. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are many thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Scudder Funds and Investment Adviser Defendant and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

35. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

36. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

37. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. whether the Investment Company Act was violated by defendants' acts as alleged herein;

b. whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

c. whether the Investment Adviser Defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breeches of fiduciary duties;

d. whether statements made by defendants to the investing public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the Scudder Funds; and

e. to what extent the members of the Class have sustained damages and the proper measure of damages.

38. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Trustee Defendants Breached Their Fiduciary Duties To Scudder Funds Investors

39. Scudder Funds public filings state that the Scudder Funds have boards of trustees that are responsible for the management and supervision of each fund. In this regard, the Statement of Additional Information for various classes dated February 1, 2003 for the Scudder Growth and Income Fund, which includes various classes of Scudder Blue Chip Class A Fund (the "Statement of Additional Information"), is typical of the Statements of Additional Information available for other Scudder Funds. The Scudder Funds Statement of Additional Information are available to the investor upon request. It states the following:

> "The officers of the Trust manage the Fund's day-to-day business operations under the direction of the Trust's Board of Trustees. The primary responsibility of the Board is to represent the interests of the shareholders of the Fund and to provide oversight of the management of the Fund."

40. Moreover, the Statement of Additional Information stated, with respect to the duties of the directors and trustees vis-à-vis the funds' investment adviser, as follows:

> ***The Advisor manages each Fund's daily investment and business affairs subject to the policies established by each Trust's Board of Trustees.*** The Trustees of each Fund have overall responsibility for the management of each Fund...
>
> Pursuant to an investment management agreement with each Fund (each an "Agreement," and collectively, the "Agreements"), the Advisor acts as each Fund's investment advisor, manages its investments, administers its business affairs, furnishes office facilities and equipment, provides clerical and administrative services and permits its officers and employees to serve without compensation as trustees or officers of one or both funds if elected to such positions. To the extent permissible by law, the Advisor may appoint certain of its affiliates as sub-advisors to perform

certain of the Advisor's duties.

> The principle source of the Advisor's income is professional fees received from providing continuous investment advice, and the firm derives no income from brokerage or underwriting of securities. Today it provides investment counsel for many individuals and institutions, including insurance companies, industrial corporations, and financial and banking organizations, as well as providing investment advice to open- and closed-end SEC registered funds.

[Emphasis added.] The directors or trustees of each fund are thus responsible for the review and approval of the advisory and fee agreements between the investment advisers and the Scudder Funds.

41. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment adviser is approved:

> ***The Agreements ... continue from year to year thereafter only if their continuance is approved annually by the vote of a majority of those Trustees who are not parties to such Agreements or interested persons of the Advisor or the Trust ("Independent Trustees" or "Non-interested trustees"),*** cast in person at a meeting called for the purpose of voting on such approval, and either by a vote of the Trusts' Trustees or of a majority of the outstanding voting securities of each Fund.
>
> ***The factors considered by the Trustees included, among others, the nature, quality and extent of services provided by the Advisor to the Fund; investment performance, both of the Fund itself and relative to appropriate peer groups; the Advisor's profitability from managing the Fund and other investment companies managed by the Advisor before marketing expenses paid by the Advisor; possible economies of scale;*** and possible financial and other benefits to the Advisor from serving as investment adviser and from affiliates of the Advisor providing various services to the Fund. In assessing the possible financial and other benefits to the Advisor and its affiliates, the ***benefits considered by the Trustees included research services available to the Advisor by reason of brokerage business generated by the Fund.***

[Emphasis added.]

42. The Investment Company Institute ("ICI"), of which Scudder Investments is a member, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.
>
> ***Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.***
>
> ***In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.***

[Emphasis added.][1]

43. In truth and in fact, the Scudder Funds boards of directors, *i.e.*, the Trustee Defendants, were captive to and controlled by Scudder Investments and the Investment Adviser

[1] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86-6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excepted from a paper entitled *Understanding the Role of Mutual Fund Directors*, available on the ICI's website at htt;://www.ici.org/issues/dir/bro_mf_directors.pdf.

Defendants, who induced the Trustee Defendants to breach their statutory and fiduciary duties to manage and supervise the Scudder Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment Adviser Defendants from skimming Scudder Funds assets. In many cases, key Scudder Funds directors, officers or trustees were employees or former employees of Scudder Funds or the Investment Adviser Defendants and were beholden for their positions, not to Scudder Funds investors, but, rather, to the Investment Adviser Defendants, whom they were supposed to oversee. The Trustee Defendants served for indefinite terms at the pleasure of Investment Adviser Defendant and formed supposedly independent committees, charged with responsibility for billions of dollars of fund assets (much of which were comprised of investors' college and retirement savings).

44. To ensure that the trustees toed the line, the Investment Adviser Defendant often recruited key fund trustees from the ranks of Scudder Funds or the Investment Adviser Defendant. For example, Richard T. Hale, a Trustee and Vice President of Scudder Funds, has served as Chairman of the Board, Managing Director of Deutsche Bank Securities Inc. and Deutsche Asset Management, and Vice President of Deutsche Asset Management, Inc. During the Class Period, Hale oversaw 82 portfolios within the Scudder Funds complex. William F. Glavin, Jr. was a Trustee and President of Scudder Funds and, during the Class Period, served as Managing Director of Deutsche Asset Management, President of Scudder Investor Services Corp., President of Scudder Service Corp., President of Scudder Financial Services, Inc., Vice President of Scudder Distributors, President of Scudder Financial Services, Inc., Vice President of Scudder Distributors, and officer and/or trustee, as the case may be, of 33 of the investment companies in the Scudder Funds complex. During the Class Period, Glavin oversaw 82

portfolios in the Scudder Fund complex.

45. In exchange for creating and managing the Scudder Funds, including the Scudder Blue Chip Class A Fund, the Investment Adviser Defendant charged the Scudder Funds a variety of fees, each of which was calculated as a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to Scudder Investments. As stated in the Statement of Additional Information, "***[t]he effective shareholder services fee rate to be charged against all assets of each Fund ... will depend upon the proportion of Fund assets that is held in accounts...***"

46. The success of Scudder Investments is dependent upon the continuation of the investment advisory agreements between its subsidiary investment advisers and the mutual funds they advise.

47. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Trustee Defendants' dependence on the investment management company, and their failure to properly manage the investment advisers, millions of dollars in Scudder Funds assets were transferred through fees payable from Scudder Funds assets to Investment Adviser Defendant that were of no benefit to fund investors.

48. As a result of these practices, the mutual fund industry was enormously profitable ***for Scudder Investments***. In this regard, a *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . [f]or the most part, customers do not

enjoy the benefits of the economies of scale created by having larger funds. ***Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true – once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors.*** [...]

* * *

The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . . Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never."

[Emphasis added.]

49. Plaintiff and other members of the Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using so-called 12b-1 fees, Soft Dollars (as defined below) and commissions to improperly siphon assets from the funds.

The Investment Adviser Defendants Used
<u>Rule 12b-1 Marketing Fees For Improper Purposes</u>

50. Rule 12b-1, promulgated by the SEC under Section 12(b) of the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions, among others, are that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be

approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders.***" [Emphasis added.]

51. The Rule 12b-1 exceptions to the Section 12(b) prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Trustee Defendants authorized, and the Investment Adviser Defendant collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

52. However, the purported Rule 12b-1 fees charged to Scudder Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the 12b-1 plans would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies

of scale thereby created, if any, were not passed on to Scudder Funds investors. Rather, Scudder Funds management and other fees steadily increased throughout the Class Period. This was a red flag that the Trustee Defendants knowingly or recklessly disregarded. In truth, the Scudder Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Trustee Defendants reviewed written reports of the amounts expended pursuant to the Scudder Funds Rule 12b-1 plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 plan, on a quarterly basis as required — which seems highly unlikely under the circumstances set forth herein — the Trustee Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 plan, even though such payments not only harmed existing Scudder Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective Scudder Funds investors.

53. Moreover, at least four classes of Scudder Funds were closed to new inventors (the "Closed Funds") and, consequently, the so-called Rule 12b-1 fees could not possibly have been used to market and distribute them. Nevertheless, the Investment Advisor Defendants received Rule 12b-1 fees charged to the Closed Funds. The Closed Funds that charged such Rule 12-b fees are: Scudder Cash Reserve Prime A, B and C and Scudder Target 2013 Fund.

54. As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excess commissions that were not disclosed or authorized by the Scudder Funds Rule 12b-1 plans.

The Investment Adviser Defendants Charged Their Overhead To Scudder Funds Investors And Secretly Paid Excessive Commissions To Brokers To Steer Clients To Scudder Funds

55. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. § 28(e) (emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

56. The Investment Adviser Defendant went far beyond what is permitted by the Section 28(e) safe harbor. The Investment Adviser Defendant used Soft Dollars to pay overhead costs (for items such as computer hardware and software) thus charging Scudder Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment

advisers' fiduciary duties, properly should have been borne by the Investment Adviser Defendant. The Investment Adviser Defendant also paid excessive commissions to broker dealers on top of any supposedly justifiable Soft Dollars to steer their clients to Scudder Funds and directed brokerage business to firms that favored Scudder Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push Scudder Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to Scudder Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. By paying the excessive brokerage commissions, the Investment Adviser Defendant also violated Section 12(b) of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

57. The excessive commissions did not fund any services that benefitted the Scudder Funds shareholders. This practice materially harmed Plaintiff and other members of the Class from whom the Soft Dollars and excessive commissions were taken.

58. Additionally, on information and belief, the Scudder Funds, similar to other members of the industry, have a practice of charging lower management fees to institutional clients than to ordinary mutual fund investors through their mutual fund holdings. This discriminatory treatment cannot be justified by any additional services to the ordinary investor and is a further breach of fiduciary duties.

THE NOVEMBER 17, 2003 ANNOUNCEMENT

59. On November 17, 2003, these abusive and improper practices began to come to light when the SEC issued a press release (the "November 17 SEC Release") in which it

announced a $50 million settlement of an enforcement action against Morgan Stanley Dean Witter relating to improper mutual fund sales practices. The Scudder Funds were identified the next day as one of the mutual fund families that Morgan Stanley brokers were improperly paid to push. In this regard, the release announced:

> the institution and simultaneous settlement of an enforcement action against Morgan Stanley DW Inc. (Morgan Stanley) for failing to provide customers important information relating to their purchases of mutual fund shares. As part of the settlement, Morgan Stanley will pay $50 million in disgorgement and penalties, all of which will be placed in a Fair Fund for distribution to certain Morgan Stanley customers.
>
> ***Stemming from the SEC's ongoing industry-wide investigation of mutual fund sales practices, this inquiry uncovered two distinct, firm-wide disclosure failures by Morgan Stanley. The first relates to Morgan Stanley's "Partners Program" and its predecessor, in which a select group of mutual fund complex paid Morgan Stanley substantial fees for preferred marketing of their funds.*** To incentivize its sales force to recommend the purchase of shares in these "preferred" funds, Morgan Stanley paid increased compensation to individual registered representatives and branch managers on sales of those funds' shares. The fund complexes paid these fees in cash or in the form of portfolio brokerage commissions.

60. The November 17 SEC release further stated:

> The Commission's Order finds that this conduct violated Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934. Section 17(a)(2) prohibits the making of materially misleading statements or omissions in the offer and sale of securities. Rule 10b-10 requires broker dealers to disclose the source and amount of any remuneration received from third parties in connection with a securities transaction. The Order also finds that the conduct violated NASD Rule 2830(k), which prohibits NASD members from favoring the sale of mutual fund shares based on the receipt of brokerage commissions.
>
> Stephen M. Cutler, Director of the Commission's Division of

Enforcement, said: "Unbeknownst to Morgan Stanley's customers, Morgan Stanley received monetary incentives - in the form of 'shelf space' payments -- to sell particular mutual funds to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction."

Morgan Stanley has agreed to settle this matter, without admitting or denying the findings in the Commissions' Order. As part of the settlement, Morgan Stanley will pay $25 million in disgorgement and prejudgment interest. In addition, Morgan Stanley will pay civil penalties totaling $25 million.

* * *

In addition, Morgan Stanley has undertaken to, among other things, (1) place on its website disclosures regarding the Partners Program; (2) provide customers with a disclosure document that will disclose, among other things, specific information concerning the Partners Program, and the differences in fees and expenses connected with the purchaser of different mutual fund share classes.

Finally, the Commission's Order censures Morgan Stanley and orders it to cease-and-desist from committing or causing any violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934.

* * *

The NASD also announced today a settled action against Morgan Stanley for violations of NASD Rule 2830(k) arising from the Partners Program and its predecessor.

Id.

61. On November 18, 2003, *The Washington Post* published an article entitled "Morgan Stanley Settles With SEC, NASD." The article states in relevant part:

Investors who bought mutual funds from Morgan Stanley, the nation's second-largest securities firm, didn't know that the company was taking secret payments from some fund companies to

> promote their products, according to allegations that resulted in a $50 million settlement agreement yesterday with the Securities and Exchange Commission.
>
> In many cases, those same investors were actually footing the bill, indirectly, for the slanted recommendations, the SEC said. Some of the 16 fund companies whose products were pushed by Morgan brokers paid for the marketing help by letting Morgan handle some of their stock and bond trading. The millions of dollars in commissions earned by Morgan on that trading came out of mutual fund share owners' profits, according to the SEC.
>
> ***Morgan said yesterday that companies in its "Partners Program" included . . . Scudder Investments.***
>
> * * *
>
> Yesterday's settlement "goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared, said Sen. Peter Fitzgerald (R-Ill.), who is investigating the industry. "Congress has to figure out the variety and ways people are being sheared so that we can stop it."

[Emphasis added.]

62. On January 14, 2004, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing a "person familiar with the investigation," the article notes that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> ***The SEC has been probing the business arrangement between fund companies and brokerage firms since last spring.*** It held a news conference yesterday to announce ***it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.***

Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.

The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund.

People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.

Id. [Emphasis added.]

The Prospectuses Were Materially False And Misleading

63. Plaintiff and other members of the Class were entitled to, and did receive, one or more of the prospectuses (the "Prospectuses"), pursuant to which the Scudder Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

64. As stated above, the Statement of Additional Information, referred to in certain of Scudder Funds' prospectuses and available to the investor upon request, stated as follows with respect to Soft Dollars:

The Board also considered the character and amount of incidental benefits received by the Advisor and its affiliates including the receipt of research through the use of soft dollars.

* * *

> SDI also may provide some of the above services and may retain any portion of the fee under the Services Agreement not paid to firms to compensate itself for shareholder or administrative functions performed for a Fund. Currently, the shareholder services fee payable to SDI is payable at an annual rate of up to 0.25% of rent assets based upon Fund assets in accounts for which a firm provides administrative services and at the annual rate of 0.15% of net assets based upon Fund assets in accounts for which there is no firm of record (other than SDI) listed on a Fund's records. ***The effective shareholder services fee rate to be charged against all assets of each Fund while this procedure is in effect will depend upon the proportion of Fund assets that is held in accounts for which a firm of record provides shareholder services.***

[Emphasis added.]

65. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and damaging adverse facts which damaged plaintiff and other members of the Class:

a. That the Investment Adviser Defendant authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

b. That the Investment Adviser Defendant directed brokerage payments to firms that favored Scudder Funds, which was a form of marketing that was not disclosed in or authorized by the Scudder Funds Rule 12b-1 plans;

c. That the Scudder Funds Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plans were in violation of Section 12 of the Investment Company Act because, among other reasons, the plans were not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

d. That by paying brokers to aggressively steer their clients to Scudder Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

e. That any economies of scale achieved by marketing of the Scudder Funds to new investors were not passed on to Scudder Funds investors; on the contrary, as the Scudder Funds grew, fees charged to Scudder Funds investors continued to increase;

f. That defendants improperly used Soft Dollars and excessive commissions paid from Scudder Funds assets, to pay for overhead expenses, the cost of which should have been borne by Scudder Investments and the Investment Adviser Defendants and not Scudder Funds investors; and

g. That the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise the Investment Adviser Defendant and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Scudder Funds.

COUNT I

Against the Investment Adviser Defendants For Violations Of Section 34(b) Of The Investment Company Act On Behalf Of The Class

66. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

67. This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the Scudder Funds.

68. The Investment Adviser Defendants made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants failed to disclose the following:

a. That the Investment Adviser Defendant authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor";

b. That the Investment Adviser Defendant directed brokerage payment to firms that favored Scudder Funds, which was a form of marketing that was not disclosed in or authorized by the Scudder Funds Rule 12b-1 Plan;

c. That the Scudder Funds Rule 12b-1 were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

d. That by paying brokers to aggressively steer their clients to Scudder Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

e. That any economies of scale achieved by marketing of the Scudder Funds to new investors were not passed on to Scudder Funds investors; on the contrary, as the Scudder Funds grew, fees charged to Scudder Funds investors continued to increase;

f. That defendants improperly used Soft Dollars and excessive commissions, paid from Scudder Funds assets, to pay for overhead expenses the cost of which should have been borne by Scudder Investments and the Investment Adviser Defendants and not Scudder Funds investors; and

g. That the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Trustee Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Scudder Funds.

69. By reason of the conduct described above, the Investment Adviser Defendants violated Section 34(b) of the Investment Company Act.

70. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' violation of Section 34(b) of the Investment Company Act, Scudder Funds investors have incurred damages.

71. Plaintiff and the Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the Scudder Funds themselves.

72. The Investment Adviser Defendant, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or the mails,

engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against the Investment Adviser Defendants Pursuant To Section 36(b) Of The Investment Company Act Derivatively On Behalf Of The Scudder Funds

73. Plaintiff repeats and realleges each and every allegation contained above and otherwise incorporates the allegations contained above.

74. This Count is brought by the Class (as Scudder Funds securities holders) on behalf of the Scudder Funds against the Investment Adviser Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

75. The Investment Adviser Defendants had a fiduciary duty to the Scudder Funds and the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to the Investment Adviser Defendants.

76. The Investment Adviser Defendants violated Section 36(b) by improperly charging investors in the Scudder Funds purported Rule 12b-1 marketing fees, and by drawing on the Scudder Funds assets to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1

77. By reason of the conduct described above, the Investment Adviser Defendants violated Section 36(b) of the Investment Company Act.

78. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' breach of the fiduciary duty of loyalty in their role as investment advisors to Scudder Funds investors, the Scudder Funds and the Class have incurred millions of dollars in damages.

79. Plaintiff, in this count, seeks to recover the Rule 12b-1 fees, Soft Dollars, excessive commission and the management fees charged the Scudder Funds by the Investment Adviser Defendants.

COUNT III

Against Deutsche Bank (As A Control Person of The Investment Adviser Defendants), And The Trustee Defendants (As Control Persons Of The Investment Adviser Defendants) For Violation Of Section 48(a) Of The Investment Company Act By The Class And Derivatively On Behalf Of The Scudder Funds

80. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

81. This Count is brought pursuant to Section 48(a) of the Investment Company Act against Deutsche Bank as a control person of the Investment Adviser Defendants and the Trustee Defendants as control persons of the Investment Adviser Defendants, who caused the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein are the collective actions of Deutsche Bank and the Trustee Defendants.

82. The Investment Adviser Defendants are liable under Sections 34(b) of the Investment Company Act to the Class and under 36(b) of the Investment Company Act to the Scudder Funds as set forth herein.

83. Deutsche Bank and the Trustee Defendants were "control persons" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants,

Deutsche Bank and the Trustee Defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

84. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Deutsche Bank and the Trustee Defendants are liable to Plaintiff to the same extent as are the Investment Adviser Defendants for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

85. By virtue of the foregoing, Plaintiff and other Class members are entitled to damages against Deutsche Bank and the Trustee Defendants.

COUNT IV

Against The Investment Adviser Defendants Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The Scudder Funds

86. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

87. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

88. The Investment Adviser Defendants served as "investment advisers" to the Scudder Funds and other members of the Class pursuant to the Investment Advisers Act.

89. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the Scudder Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

90. During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the Scudder Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the Scudder Funds. As detailed above, the Investment Adviser Defendants skimmed money from the Scudder Funds by charging and collecting fees from the Scudder Funds in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich the Investment Adviser Defendants, among other defendants, at the expense of the Scudder Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the Scudder Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the Scudder Funds.

91. The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants, because of their position of authority and control over the Scudder Funds were able to and did control the fees charged to and collected from the Scudder Funds and otherwise control the operations of the Scudder Funds.

92. The Investment Adviser Defendants had a duty to (1) disseminate accurate and truth information with respect to the Scudder Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the Scudder Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the Scudder Funds from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (1) the charging of the Scudder Funds and Scudder Funds investors

improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Scudder Funds for excessive and improper commission payments to brokers.

93. As a result of the Investment Adviser Defendants' multiple breaches of their fiduciary duties owed to the Scudder Funds, the Scudder Funds were damages.

94. The Scudder Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

Breach of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of The Class

95. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

96. As adviser to the Scudder Funds, the Investment Adviser Defendants were fiduciaries to the Plaintiff and other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

97. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to Plaintiff and the Class.

98. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

99. Because the Investment Adviser Defendants acted with reckless and willful

disregard for the rights of the plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VI

Breach of Fiduciary Duty Against The Director Defendants On Behalf Of The Class

100. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

101. As Scudder Funds directors, officers and trustees, the Trustee Defendants had a fiduciary duty to the Scudder Funds and Scudder Funds investors to supervise and monitor the Investment Adviser Defendants.

102. The Trustee Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendants from (1) charging the Scudder Funds and Scudder Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Scudder Funds for excessive and improper commission payments to brokers.

103. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

104. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Aiding And Abetting A Breach Of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of The Class

105. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

106. At all times herein, the broker dealers that sold Scudder Funds had fiduciary duties of loyalty to their clients, including plaintiff and other members of the Class.

107. The Investment Adviser Defendants knew or should have known that the broker dealer had these fiduciary duties.

108. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing Scudder Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to plaintiff and the other members of the Class.

109. The Investment Adviser Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

110. The Investment Adviser Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by Plaintiff and the other members of the class. By participating in the brokerages' breaches of fiduciary duties, the Investment Adviser Defendants are liable therefor.

111. As a direct, proximate and foreseeable result of the Investment Adviser Defendant's knowing participation in the brokerages' breaches of fiduciary duties, Plaintiff and

the Class have suffered damages.

112. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action, certifying Plaintiff as the Class representative and Plaintiff's counsel as Class Counsel pursuant to Rule 23(a) of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiff and the other Class members against the defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the Scudder Funds rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

E. Ordering an accounting of all Scudder Funds-related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that Plaintiff and the Class have an effective remedy;

H. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: May 6, 2004

Respectfully submitted,

STULL, STULL & BRODY

By______________________
Jules Brody (JB-9151)
Aaron Brody (AB-5850)
6 East 45th Street
New York, New York 10017
(212) 687-7230

WEISS & YOURMAN
Joseph H. Weiss (JW-4534)
551 Fifth Avenue
New York, New York 10176
(212) 682-3025

Attorneys for Plaintiff

EXHIBIT A

The Scudder Funds

Scudder 21st Century Growth Fund
Scudder Aggressive Growth Fund
Scudder Blue Chip Fund
Scudder California Tax-free Income Fund
Scudder Capital Growth Trust
Scudder Cash Reserves Fund
Scudder Contrarian Fund
Scudder Dynamic Growth Fund
Scudder EAFE® Equity Index Fund
Scudder Emerging Markets Growth Fund
Scudder Emerging Markets Income Fund
Scudder Equity 500 Index Fund
Scudder European Equity Fund
Scudder Fixed Income Fund
Scudder Flag Investors Communications Fund
Scudder Flag Investors Equity Partners Fund
Scudder Flag Investors Value Builder Fund
Scudder Florida Tax-free Income Fund
Scudder Focus Value And Growth Fund
Scudder Global Biotechnology Fund
Scudder Global Bond Fund
Scudder Global Discovery Fund
Scudder Global Fund
Scudder Gold & Precious Metals Fund
Scudder Greater Europe Growth Fund
Scudder Growth & Income Fund
Scudder Growth Fund
Scudder Health Care Fund
Scudder High Income Fund
Scudder High Income Opportunity Fund
Scudder High Income Plus Fund
Scudder High Yield Tax-Free Fund
Scudder Income Fund
Scudder Intermediate Tax/Amt Free Fund
Scudder International Equity Fund
Scudder International Fund
Scudder International Select Equity Fund
Scudder Japanese Equity Fund
Scudder Large Company Growth Fund
Scudder Large Company Value Fund
Scudder Latin America Fund
Scudder Lifecycle Long Range Fund

Scudder Lifecycle Mid Range Fund
Scudder Lifecycle Short Fund
Scudder Managed Municipal Bond Fund
Scudder Massachusetts Tax-Free Fund
Scudder Micro Cap Fund
Scudder Mid Cap Fund
Scudder Municipal Bond Fund
Scudder New Europe Fund
Scudder New York Tax-Free Income Fund
Scudder Pacific Opportunities Fund
Scudder Pathway Conservative Portfolio
Scudder Pathway Growth Portfolio
Scudder Pathway Moderate Portfolio
Scudder PreservationPlus Fund
Scudder PreservationPlus Income Fund
Scudder Retirement Fund Series V
Scudder Retirement Fund Series VI
Scudder Retirement Fund Series VII
Scudder S&P 500 Fund
Scudder Select 500 Fund
Scudder Short Duration Fund
Scudder Short term Bond Fund
Scudder Short Term Municipal Bond Fund
Scudder Small Cap Fund
Scudder Small Company Stock Fund
Scudder Small Company Value Fund
Scudder Strategic Growth Fund
Scudder Strategic Income Fund
Scudder Target 2010 Fund
Scudder Target 2011 Fund
Scudder Target 2012 Fund
Scudder Target 2013 Fund
Scudder Tax Advantaged Dividend Fund
Scudder Technology Fund
Scudder Technology Innovation Fund
Scudder Top 50 US Fund
Scudder Total Return Fund
Scudder US Bond Index Fund
Scudder US Government-Securities Fund
Scudder Worldwide 2004 Fund
Scudder-Dreman Financial Services Fund
Scudder-Dreman High Return Equity Fund
Scudder-Dreman Small Cap Value Fund
Scudder-RREEF Real Estate Securities Fund

PLAINTIFF CERTIFICATION

IRA FBO LOUIS P. MAZZA ("Plaintiff") hereby states that:

1. Plaintiff has reviewed the complaint and has authorized the filing of the complaint on his/her behalf.

2. Plaintiff did not purchase any of the securities which are the subject of this action at the direction of his/her counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. The following includes all of Plaintiff's transactions in the **Scudder Family of Mutual Funds** during the class period specified in the complaint:

SECURITY (Name of Scudder Fund)	TRANSACTION (Purchase/Sale)	TRADE DATE	PRICE PER SECURITIES/SHARE	QUANTITY
DEUTSCHE ~~PRESERVATION~~	PURCHASE	11/13/02	10.00/SHARE	25,000
~~PLUS INCOME~~				
FUND 000904449				
TICKER – DBPIX				
DEUTSCHE				
PRESERVATION	SALE	2/03/04	10.00/SHARE	26,225.46
PLUS INCOME				
FUND DBPIX –				
TICKER				

Please list other transactions on a separate sheet of paper, if necessary.

5. Plaintiff has not served or sought to serve as a representative party on behalf of a class under the federal securities laws during the last three years, unless otherwise stated in the space below:

6. Plaintiff will not accept any payment for serving as a representative party on behalf of a class except to receive his pro rata share of any recovery, or as ordered or approved by the court including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

Plaintiff declares under penalty of perjury that the foregoing is true and correct.

Executed this 2ND day of MAY, 2004.

Louis P. Mazza
Signature

#1

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

04 CV 3637

MICHAEL AND NANCY ICARDO, Individually and On Behalf Of All Others Similarly Situated, Plaintiffs, vs. DEUTSCHE BANK AG, DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC., DEUTSCHE ASSET MANAGEMENT, INC., SCUDDER INVESTMENTS, RICHARD T. HALE, WILLIAM F. GLAVIN, JR., JOHN W. BALLANTINE, LEWIS A. BURNHAM, DONALD L. DUNAWAY, JAMES R. EDGAR, PAUL K. FREEMAN, ROBERT B. HOFFMAN, SHIRLEY D. PETERSON, FRED B. RENWICK, WILLIAM P. SOMMERS, JOHN G. WEITHERS and JOHN DOES 1-100, Defendants, SCUDDER 21ST CENTURY GROWTH FUND, SCUDDER AGGRESSIVE GROWTH FUND, SCUDDER BLUE CHIP FUND, SCUDDER	:	Civil Action No. _______ CLASS ACTION COMPLAINT FOR EXCESSIVE FEES IN VIOLATION OF SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR BREACHES OF FIDUCIARY DUTY **JURY TRIAL DEMANDED** FILED U.S. DISTRICT COURT 2004 MAY 12 PM 4:41 S.D. OF N.Y.

[Caption continues on next page]

RECD S.E.C. SEP 17 2004 1086

CALIFORNIA TAX-FREE INCOME FUND, :
SCUDDER CAPITAL GROWTH FUND, :
SCUDDER CASH RESERVES FUND, :
SCUDDER CONTRARIAN FUND, SCUDDER :
DYNAMIC GROWTH FUND, SCUDDER :
EAFE® EQUITY INDEX FUND, SCUDDER :
EMERGING MARKETS GROWTH FUND, :
SCUDDER EMERGING MARKETS INCOME :
FUND, SCUDDER EQUITY 500 INDEX FUND, :
SCUDDER EUROPEAN EQUITY FUND, :
SCUDDER FIXED INCOME FUND, SCUDDER :
FLAG INVESTORS COMMUNICATIONS :
FUND, SCUDDER FLAG INVESTORS EQUITY :
PARTNERS FUND, SCUDDER FLAG :
INVESTORS VALUE BUILDER FUND, :
SCUDDER FLORIDA TAX-FREE INCOME :
FUND, SCUDDER FOCUS VALUE AND :
GROWTH FUND, SCUDDER GLOBAL :
BIOTECHNOLOGY FUND, SCUDDER :
GLOBAL BOND FUND, SCUDDER GLOBAL :
DISCOVERY FUND, SCUDDER GLOBAL :
FUND, SCUDDER GOLD & PRECIOUS :
METALS FUND, SCUDDER GREATER :
EUROPE GROWTH FUND, SCUDDER :
GROWTH & INCOME FUND, SCUDDER :
GROWTH FUND, SCUDDER HEALTH CARE :
FUND, SCUDDER HIGH INCOME FUND, :
SCUDDER HIGH INCOME OPPORTUNITY :
FUND, SCUDDER HIGH INCOME PLUS :
FUND, SCUDDER HIGH YIELD TAX-FREE :
FUND, SCUDDER INCOME FUND, SCUDDER :
INTERMEDIATE TAX/AMT FREE FUND, :
SCUDDER INTERNATIONAL EQUITY FUND, :
SCUDDER INTERNATIONAL FUND, :
SCUDDER INTERNATIONAL SELECT :
EQUITY FUND, SCUDDER JAPANESE :
EQUITY FUND, SCUDDER LARGE :
COMPANY GROWTH FUND, SCUDDER :
LARGE COMPANY VALUE FUND, SCUDDER :
LATIN AMERICA FUND, SCUDDER :
LIFECYCLE LONG RANGE FUND, SCUDDER :
LIFECYCLE MID RANGE FUND, SCUDDER :
LIFECYCLE SHORT RANGE FUND, :
SCUDDER MANAGED MUNICIPAL BOND :

[Caption continues on next page]

---x

FUND, SCUDDER MASSACHUSETTS TAX-FREE FUND, SCUDDER MICRO CAP FUND, SCUDDER MID CAP FUND, SCUDDER MUNICIPAL BOND FUND, SCUDDER NEW EUROPE FUND, SCUDDER NEW YORK TAX-FREE INCOME FUND, SCUDDER PACIFIC OPPORTUNITIES FUND, SCUDDER PATHWAY CONSERVATIVE PORTFOLIO, SCUDDER PATHWAY GROWTH PORTFOLIO, SCUDDER PATHWAY MODERATE PORTFOLIO, SCUDDER PRESERVATIONPLUS FUND, SCUDDER PRESERVATIONPLUS INCOME FUND, SCUDDER RETIREMENT FUND SERIES V, SCUDDER RETIREMENT FUND SERIES VI, SCUDDER RETIREMENT FUND SERIES VII, SCUDDER S&P 500 STOCK FUND, SCUDDER SELECT 500 FUND, SCUDDER SHORT DURATION FUND, SCUDDER SHORT TERM BOND FUND, SCUDDER SHORT TERM MUNICIPAL BOND FUND, SCUDDER SMALL CAP FUND, SCUDDER SMALL COMPANY STOCK FUND, SCUDDER SMALL COMPANY VALUE FUND, SCUDDER STRATEGIC GROWTH FUND, SCUDDER STRATEGIC INCOME FUND, SCUDDER TARGET 2010 FUND, SCUDDER TARGET 2011 FUND, SCUDDER TARGET 2012 FUND, SCUDDER TARGET 2013 FUND, SCUDDER TAX ADVANTAGED DIVIDEND FUND, SCUDDER TECHNOLOGY FUND, SCUDDER TECHNOLOGY INNOVATION FUND, SCUDDER TOP 50 US FUND, SCUDDER TOTAL RETURN FUND, SCUDDER US BOND INDEX FUND, SCUDDER US GOVERNMENT SECURITIES FUND, SCUDDER WORLDWIDE 2004 FUND, SCUDDER-DREMAN FINANCIAL SERVICES FUND, SCUDDER-DREMAN HIGH RETURN EQUITY FUND, SCUDDER-DREMAN SMALL CAP VALUE FUND, SCUDDER-RREEF REAL ESTATE SECURITIES FUND (collectively known as the "SCUDDER FUNDS"),

Nominal Defendants.

---x

Plaintiffs, Michael and Nancy Icardo by and through their counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. Plaintiffs bring this action as a class action on behalf of investors in mutual funds belonging to the Scudder Investments family of mutual funds (the "Scudder Funds"), and derivatively on behalf of the Scudder Funds, against the Scudder Funds investment advisers, their corporate parents and the Scudder Funds directors and trustees.

2. This complaint alleges that the Investment Adviser Defendants (as defined herein) drew upon the assets of the Scudder Funds to pay brokers to aggressively push Scudder Funds over other funds, and that the Investment Adviser Defendants concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, though payable from fund assets, are not disclosed to investors in the Scudder Funds public filings or elsewhere.

3. Thus, Scudder Funds investors were induced to purchase Scudder Funds by brokers who received undisclosed payments from the Investment Adviser Defendants to push Scudder Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the Scudder Funds, Scudder Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push Scudder Funds to yet other brokerage clients.

4. The Investment Adviser Defendants were motivated to make these secret payments to finance the improper marketing of Scudder Funds because their fees were calculated as a percentage of funds under management and, therefore, tended to increase as the number of Scudder Funds investors grew. The Investment Adviser Defendants attempted to justify this conduct on the ground that by increasing the Scudder Funds assets they were creating economies of scale that inured to the benefit of investors but, in truth and in fact, Scudder Funds investors received none of the benefits of these purported economies of scale. Rather, fees and costs associated with the Scudder Funds increased during the Class Period (as defined herein), in large part because the Investment Adviser Defendants continued to skim from the Scudder Funds to finance their ongoing marketing campaign. The Scudder Funds directors and trustees, who purported to be Scudder Funds investor watchdogs, knowingly or recklessly permitted this conduct to occur.

5. By engaging in this conduct, the Investment Adviser Defendants, and the defendant entities that control them, breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act") and Sections 206 of the Investment Advisers Act of 1940 (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary duties to their clients. The Investment Adviser Defendants also violated Section 34(b) of the Investment Company Act because, to further their improper course of conduct, they made untrue statements of material fact in fund registration statements, and omitted to disclose material facts, concerning the procedure for determining the amount of fees payable to the Investment Adviser Defendants and concerning the improper uses to which the fees were put. Additionally, the Scudder Funds directors and trustees breached their common

law fiduciary duties to the Scudder Funds investors by knowingly or recklessly allowing the improper conduct alleged herein to occur and harm Scudder Funds investors.

6. On January 28, 2004, the *Los Angeles Times* published an article about a Senate committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion trough" exploited by fund managers, brokers and other insiders.

JURISDICTION AND VENUE

7. The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§80b-6 and 80b-15, and common law.

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. § 1391(b).

9. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. The United States corporate headquarters of Defendant Deutsche Bank AG ("Deutsche Bank") were at all relevant times, and still are, located in this District.

10. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

11. Plaintiffs Michael and Nancy Icardo purchased during the Class Period and continue to own shares or units of the Scudder Total Return Fund and have been damaged by the conduct alleged herein.

12. Defendant Deutsche Bank is a Germany-based financial services firm providing asset management, mutual fund, retail, private and commercial banking, investment banking and insurance services. Deutsche Bank is the ultimate parent of the defendants bearing the Deutsche and Scudder name herein and conducts its asset management activities in the United States under the marketing name "Deutsche Asset Management." Deutsche Asset Management is a global asset management organization and is also the marketing name for the asset management activities of Deutsche Investment Management Americas, Inc. ("Deutsche Investment Management"), Deutsche Asset Management, Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Bank Trust Company Americas, Scudder Investments, and Scudder Trust Company. Deutsche Bank maintains its United States corporate headquarters at 60 Wall Street, New York, New York 10005.

13. Defendant Scudder Investments is the United States retail mutual fund operation of Deutsche Asset Management. Through Deutsche Asset Management, Scudder Investments offers a research organization that includes portfolio managers and analysts, and management of over 95 mutual funds, including the Scudder Funds. Scudder Investments maintains its headquarters at 222 South Riverside Plaza, Chicago, Illinois 60606.

14. Defendant Deutsche Asset Management, Inc. was registered as an investment adviser under the Investment Advisers Act and acted as investment advisor, along with Deutsche Investment Management, to the Scudder Funds during this period. Deutsche Asset Management, Inc., along with Deutsche Investment Management, had ultimate responsibility for overseeing

the day-to-day management of the Scudder Funds. Deutsche Asset Management, Inc. is located at 280 Park Avenue, New York, NY 10017.

15. Defendant Deutsche Investment Management was registered as an investment adviser under the Investment Advisers Act and acted as investment advisor, along with Deutsche Asset Management, Inc., to the Scudder Funds during this period. Deutsche Investment Management, along with Deutsche Asset Management, Inc., had ultimate responsibility for overseeing the day-to-day management of the Scudder Funds. Deutsche Investment Management is a wholly-owned subsidiary of Deutsche Bank, and is located at 345 Park Avenue, New York, NY 10154.

16. Deutsche Asset Management, Inc. and Deutsche Investment Management are herein collectively known as the "Investment Adviser Defendants." Investment management fees payable to the Investment Adviser Defendants are calculated as a percentage of fund assets under management.

17. During the Class Period, defendant Richard T. Hale ("Hale") was a Chairman, Trustee and Vice President charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. Additionally, Hale served as a Managing Director of Deutsche Asset Management during the Class Period and was Vice President of Deutsche Asset Management, Inc. Hale's business address is One South Street, Baltimore, MD 21202.

18. During the Class Period, defendant William F. Glavin, Jr. ("Glavin") was a Trustee and President charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. Additionally, Glavin served as a Managing Director of Deutsche Asset Management during the Class Period. Glavin's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

19. During the Class Period, defendant John W. Ballantine ("Ballantine") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Ballantine received compensation of $225,470 for the calendar year 2002. Ballantine's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

20. During the Class Period, defendant Lewis A. Burnham ("Burnham") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Burnham received compensation of $196,060 for the calendar year 2002. Burnham's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

21. During the Class Period, defendant Donald L. Dunaway ("Dunaway") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Dunaway received compensation of $225,370 for the calendar year 2002. Dunaway's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

22. During the Class Period, defendant James R. Edgar ("Edgar") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Edgar received compensation of $183,770 for the calendar year 2002. Edgar's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

23. During the Class Period, defendant Paul K. Freeman ("Freeman") was a Trustee charged with overseeing 34 investment companies (comprising 93 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Freeman received compensation of $124,198 for the calendar year ended July 30, 2002. Freeman's

business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

24. During the Class Period, defendant Robert B. Hoffman ("Hoffman") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Hoffman received compensation of $187,210 for the calendar year 2002. Hoffman's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

25. During the Class Period, defendant Shirley D. Peterson ("Peterson") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For her service as a Trustee overseeing the Scudder Fund complex, Peterson received compensation of $206,010 for the calendar year 2002. Peterson's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

26. During the Class Period, defendant Fred B. Renwick ("Renwick") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Renwick received compensation of $199,280 for the calendar year 2002. Renwick's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

27. During the Class Period, defendant William P. Sommers ("Sommers") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Sommers received compensation of $196,110 for the calendar year 2002. Sommers's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

28. During the Class Period, defendant John G. Weithers ("Weithers") was a Trustee charged with overseeing 33 investment companies (comprising 82 portfolios) within the Scudder

Fund complex. For his service as a Trustee overseeing the Scudder Fund complex, Weithers received compensation of $211,230 for the calendar year 2002. Weithers's business address is c/o Deutsche Asset Management, 222 South Riverside Plaza, Chicago, IL 60606.

29. Defendants John Does 1-100 were trustees charged with overseeing the Scudder Funds during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of Plaintiffs' counsel's ongoing investigation.

30. Defendants Hale, Glavin, Ballantine, Burnham, Dunaway, Edgar, Freeman, Hoffman, Peterson, Renwick, Sommers, Weithers and John Does 1-100 are referred to collectively herein as the "Trustee Defendants."

31. Nominal defendants the Scudder Funds, as identified in the caption of this complaint and on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by mutual fund shareholders, each having a board of directors charged with representing the interests of the shareholders in one or a series of the funds. The Scudder Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

RELATED NON-PARTIES

25. Scudder Distributors, Inc. ("Scudder Distributors"), an affiliate of Deutsche Asset Management, Inc., acts as the principal underwriter and distributor of shares of most of Scudder Investments' U.S.-registered open-end mutual funds.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

26. Plaintiffs bring certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who

purchased, redeemed or held shares or like interests in any of the Scudder Funds between March 10, 1999 and November 17, 2003, inclusive, and who were damaged thereby (the "Class"). Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

27. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are many thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Scudder Funds and the Investment Adviser Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

28. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

29. Plaintiffs will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

30. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the Investment Company Act was violated by defendants' acts as alleged herein;

(b) whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

(c) whether the Investment Adviser Defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties;

(d) whether statements made by defendants to the investing public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the Scudder Funds; and

(e) to what extent the members of the Class have sustained damages and the proper measure of damages.

31. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Trustee Defendants Breached Their Fiduciary Duties To Scudder Funds Investors

32. Scudder Funds public filings state that the Scudder Funds have boards of trustees that are responsible for the management and supervision of each fund. In this regard, the Statement of Additional Information dated February 1, 2003 for the Scudder Growth and Income Fund, which includes the Scudder Total Return Fund (the "Statement of Additional Information"), is typical of the Statements of Additional Information available for other Scudder Funds. The Scudder Funds Statements of Additional Information are available to the investor upon request. It states the following:

> The officers of the Trust manage the Fund's day-to-day operations under the direction of the Trust's Board of Trustees. The primary responsibility of the Board is to represent the interests of the shareholders of the Fund and to provide oversight of the management of the Fund.

33. Moreover, the Statement of Additional Information stated, with respect to the duties of the directors and trustees vis-à-vis the funds' investment advisers, as follows:

> ***The Advisor manages each Fund's daily investment and business affairs subject to the policies established by each Trust's Board of Trustees.*** The Trustees of each Fund have overall responsibility for the management of each Fund...
>
> Pursuant to an investment management agreement with each Fund (each an "Agreement," and collectively, the Agreements"), the Advisor acts as each Fund's investment advisor, manages its investments, administers its business affairs, furnishes office facilities and equipment, provides clerical and administrative services and permits its officers and employees to serve without compensation as trustees or officers of one or both funds if elected to such positions. To the extent permissible by law, the Advisor may appoint certain of its affiliates as sub-advisors to perform certain of the Advisor's duties.
>
> The principal source of the Advisor's income is professional fees received from providing continuous investment advice, and the firm derives no income from brokerage or underwriting of securities. Today it provides investment counsel for many individuals and institutions, including insurance companies, industrial corporations, and financial and banking organizations, as well as providing investment advice to open- and closed-end SEC registered funds.

[Emphasis added.] The directors or trustees of each fund are thus responsible for the review and approval of the advisory and fee agreements between the investment advisers and the Scudder Funds.

34. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment managers are approved:

> ***The Agreements ... continue from year to year thereafter only if their continuance is approved annually by the vote of a majority of those Trustees who are not parties to such Agreements or***

> ***interested persons of the Advisor or the Trust ("Independent Trustees" or "Non-interested Trustees")***, cast in person at a meeting called for the purpose of voting on such approval, and either by a vote of the Trusts' Trustees or of a majority of the outstanding voting securities of each Fund.
>
> * * *
>
> ***The factors considered by the Trustees included, among others, the nature, quality and extent of services provided by the Advisor to the Fund; investment performance, both of the Fund itself and relative to appropriate peer groups and market indices; investment management fees, expense ratios and asset sizes of the Fund itself and relative to appropriate peer groups; the Advisor's profitability from managing the Fund and other investment companies managed by the Advisor before marketing expenses paid by the Advisor; possible economies of scale***; and possible financial and other benefits to the Advisor from serving as investment adviser and from affiliates of the Advisor providing various services to the Fund. In assessing the possible financial and other benefits to the Advisor and its affiliates, the ***benefits considered by the Trustees included research services available to the Advisor by reason of brokerage business generated by the Fund.***

[Emphasis added.]

35. The Investment Company Institute ("ICI"), of which Scudder Investments is a member, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.
>
> ***Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.***
>
> ***In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after***

> ***how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.***

[Emphasis added.][1]

36. In truth and in fact, the Scudder Funds boards of directors, *i.e.* the Trustee Defendants, were captive to and controlled by Scudder Investments and the Investment Adviser Defendants, who induced the Trustee Defendants to breach their statutory and fiduciary duties to manage and supervise the Scudder Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment Adviser Defendants from skimming Scudder Funds assets. In many cases, key Scudder Funds directors or trustees were employees or former employees of the Investment Adviser Defendants and were beholden for their positions, not to Scudder Funds investors, but, rather, to the Investment Adviser Defendants they were supposed to oversee. The Trustee Defendants served for indefinite terms at the pleasure of the Investment Adviser Defendants and formed supposedly independent committees, charged with responsibility for billions of dollars of fund assets (much of which were comprised of investors' college and retirement savings).

37. To ensure that the directors toed the line, the Investment Adviser Defendants often recruited key fund directors from the ranks of Scudder Investments or the investment adviser companies and paid them excessive salaries for their service as directors. For example, Richard T. Hale, a Trustee and Vice President of Scudder Funds, has served as Chairman of the Board, Managing Director of Deutsche Bank Securities Inc. and Deutsche Asset Management, and Vice President of Deutsche Asset Management, Inc. During the Class Period, Hale oversaw

---

1 The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86.6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excerpted from a paper entitled *Understanding the Role of Mutual Fund Directors*, available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

82 portfolios within the Scudder Fund complex. William F. Glavin, Jr. was a Trustee and President of Scudder Funds and, during the Class Period, served as Managing Director of Deutsche Asset Management, President of Scudder Investor Services Corp., President of Scudder Service Corp., President of Scudder Financial Services, Inc., Vice President of Scudder Distributors, and officer and/or trustee, as the case may be, of 33 of the investment companies in the Scudder Fund complex. During the Class Period, Glavin oversaw 82 portfolios in the Scudder Fund complex.

38. In exchange for creating and managing the Scudder Funds, including the Scudder Total Return Fund, the Investment Adviser Defendants charged the Scudder Funds a variety of fees, each of which was calculated as a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to Scudder Investments. As stated in the Statement of Additional Information, "***[t]he effective shareholder services fee rate to be charged against all assets of each Fund ... will depend upon the proportion of Fund assets that is held in accounts...***"

39. The success of Scudder Investments is dependent upon the continuation of the investment advisory agreements between its subsidiary investment advisers and the mutual funds they advise.

40. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Trustee Defendants' dependence on the investment management company, and their failure to properly manage the investment advisers, millions of dollars in Scudder Funds assets were transferred through fees payable from Scudder Funds assets to the Investment Adviser Defendants that were of no benefit to fund investors.

41. As a result of these practices, the mutual fund industry was enormously profitable *for Scudder Investments*. In this regard, a *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. ***Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true - once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors.***
>
> * * *
>
> ***The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . .*** Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never."

[Emphasis added.]

42. Plaintiffs and other members of the Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using so-called 12b-1 fees, Soft Dollars (as defined below) and commissions to improperly siphon assets from the funds.

The Investment Adviser Defendants Used
<u>Rule 12b-1 Marketing Fees For Improper Purposes</u>

43. Rule 12b-1, promulgated by the SEC under Section 12(b) of the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions, among others, are that payments for marketing must be made pursuant to a written

plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders.*** " [Emphasis added.]

44. The Rule 12b-1 exceptions to the Section 12(b) prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Trustee Defendants authorized, and the Investment Adviser Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

45. However, the purported Rule 12b-1 fees charged to Scudder Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby

created, if any, were not passed on to Scudder Funds investors. Rather, Scudder Funds management and other fees steadily increased throughout the Class Period. This was a red flag that the Trustee Defendants knowingly or recklessly disregarded. In truth, the Scudder Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Trustee Defendants reviewed written reports of the amounts expended pursuant to the Scudder Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required — which seems highly unlikely under the circumstances set forth herein — the Trustee Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such payments not only harmed existing Scudder Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective Scudder Funds investors.

46. Moreover, at least four classes of Scudder Funds were closed to new investors ("the Closed Funds") and, consequently, the so-called 12b-1 fees could not possibly have been used to market and distribute them. Nevertheless, the Investment Adviser Defendants received Rule 12b-1 fees charged to the Closed Funds. The Closed Funds that charged such Rule 12b-1 fees are: Scudder Cash Reserve Prime A, B and C and Scudder Target 2013 Fund.

47. As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excessive commissions, that were not disclosed or authorized by the Scudder Funds Rule 12b-1 plan.

The Investment Adviser Defendants Charged Their Overhead To Scudder Funds Investors And Secretly Paid <u>Excessive Commissions To Brokers To Steer Clients To Scudder Funds</u>

48. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) (emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

49. The Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) safe harbor. The Investment Adviser Defendants used Soft Dollars to pay overhead costs (for items such as computer hardware and software) thus charging Scudder Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, properly should have been borne by the Investment Adviser Defendants. The Investment Adviser Defendants also paid excessive commissions to

broker dealers on top of any supposedly justifiable Soft Dollars to steer their clients to Scudder Funds and directed brokerage business to firms that favored Scudder Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push Scudder Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to Scudder Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. By paying the excessive brokerage commissions, the Investment Adviser Defendants also violated Section 12(b) of the Investment Company Act because such payments were not made pursuant to a valid Rule 12b-1 plan.

50. The excessive commissions did not fund any services that benefited the Scudder Funds shareholders. This practice materially harmed Plaintiffs and other members of the Class from whom the Soft Dollars and excessive commissions were taken.

51. Additionally, on information and belief, the Scudder Funds, similar to other members of the industry, have a practice of charging lower management fees to institutional clients than to ordinary mutual fund investors through their mutual fund holdings. This discriminatory treatment cannot be justified by any additional services to the ordinary investor and is a further breach of fiduciary duties.

THE NOVEMBER 17, 2003 ANNOUNCEMENT

52. On November 17, 2003, these abusive and improper practices began to come to light when the SEC issued a press release (the "November 17 SEC Release") in which it announced a $50 million settlement of an enforcement action against Morgan Stanley Dean Witter relating to improper mutual fund sales practices. The Scudder Funds were identified the next day as one of the mutual fund families that Morgan Stanley brokers were improperly paid to push. In this regard, the release announced:

the institution and simultaneous settlement of an enforcement action against Morgan Stanley DW Inc. (Morgan Stanley) for failing to provide customers important information relating to their purchases of mutual fund shares. As part of the settlement, Morgan Stanley will pay $50 million in disgorgement and penalties, all of which will be placed in a Fair Fund for distribution to certain Morgan Stanley customers.

> ***Stemming from the SEC's ongoing industry-wide investigation of mutual fund sales practices, this inquiry uncovered two distinct, firm-wide disclosure failures by Morgan Stanley. The first relates to Morgan Stanley's "Partners Program" and its predecessor, in which a select group of mutual fund complexes paid Morgan Stanley substantial fees for preferred marketing of their funds.*** To incentivize its sales force to recommend the purchase of shares in these "preferred" funds, Morgan Stanley paid increased compensation to individual registered representatives and branch managers on sales of those funds' shares. The fund complexes paid these fees in cash or in the form of portfolio brokerage commissions.

Id. [Emphasis added.]

53. The November 17 SEC release further stated:

> The Commission's Order finds that this conduct violated Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934. Section 17(a)(2) prohibits the making of materially misleading statements or omissions in the offer and sale of securities. Rule 10b-10 requires broker dealers to disclose the source and amount of any remuneration received from third parties in connection with a securities transaction. The Order also finds that the conduct violated NASD Rule 2830(k), which prohibits NASD members from favoring the sale of mutual fund shares based on the receipt of brokerage commissions.
>
> Stephen M. Cutler, Director of the Commission's Division of Enforcement, said: "Unbeknownst to Morgan Stanley's customers, Morgan Stanley received monetary incentives -- in the form of 'shelf space' payments -- to sell particular mutual funds to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction."
>
> Morgan Stanley has agreed to settle this matter, without admitting or denying the findings in the Commission's Order. As part of the settlement, Morgan Stanley will pay $25 million in disgorgement

> and prejudgment interest. In addition, Morgan Stanley will pay civil penalties totaling $25 million.
>
> * * *
>
> In addition, Morgan Stanley has undertaken to, among other things, (1) place on its website disclosures regarding the Partners Program; (2) provide customers with a disclosure document that will disclose, among other things, specific information concerning the Partners Program, and the differences in fees and expenses connected with the purchase of different mutual fund share classes.
>
> Finally, the Commission's Order censures Morgan Stanley and orders it to cease-and-desist from committing or causing any violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934.
>
> * * *
>
> The NASD also announced today a settled action against Morgan Stanley for violations of NASD Rule 2830(k) arising from the Partners Program and its predecessor.

Id.

54. On November 18, 2003, *The Washington Post* published an article entitled "Morgan Stanley Settles With SEC, NASD." The article states in relevant part:

> Investors who bought mutual funds from Morgan Stanley, the nation's second-largest securities firm, didn't know that the company was taking secret payments from some fund companies to promote their products, according to allegations that resulted in a $50 million settlement agreement yesterday with the Securities and Exchange Commission.
>
> In many cases, those same investors were actually footing the bill, indirectly, for the slanted recommendations, the SEC said. Some of the 16 fund companies whose products were pushed by Morgan brokers paid for the marketing help by letting Morgan handle some of their stock and bond trading. The millions of dollars in commissions earned by Morgan on that trading came out of mutual fund share owners' profits, according to the SEC.
>
> * * *
>
> ***Morgan said yesterday that companies in its "Partners Program" included . . . Scudder Investments.***

* * *

> Yesterday's settlement "goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared," said Sen. Peter Fitzgerald (R-Ill.), who is investigating the industry. "Congress has to figure out the variety of ways people are being sheared so that we can stop it."

[Emphasis added.]

55. On January 14, 2004, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing "a person familiar with the investigation," the article notes that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> ***The SEC has been probing the business arrangements between fund companies and brokerage firms since last spring.*** It held a news conference yesterday to announce ***it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.***
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.
>
> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund.
>
> * * *
>
> ***People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs***

> ***associated with marketing a fund to be included in a fund's so-called 12b-1 plan.***

Id. [Emphasis added.]

<u>**The Prospectuses Were Materially False And Misleading**</u>

56. Plaintiffs and other members of the Class were entitled to, and did receive, one or more of the prospectuses (the "Prospectuses"), pursuant to which the Scudder Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

57. As stated above, the Statement of Additional Information, referred to in certain of the Scudder Funds' prospectuses and available to the investor upon request, stated as follows with respect to Soft Dollars:

> ***The Board also considered the character and amount of other incidental benefits received by the Advisor and its affiliates, including the receipt of research through the use of soft dollars.***
>
> * * *
>
> SDI also may provide some of the above services and may retain any portion of the fee under the Services Agreement not paid to firms to compensate itself for shareholder or administrative functions performed for a Fund. Currently, the shareholder services fee payable to SDI is payable at an annual rate of up to 0.25% of net assets based upon Fund assets in accounts for which a firm provides administrative services and at the annual rate of 0.15% of net assets based upon Fund assets in accounts for which there is no firm of record (other than SDI) listed on a Fund's records. ***The effective shareholder services fee rate to be charged against all assets of each Fund while this procedure is in effect will depend upon the proportion of Fund assets that is held in accounts for which a firm of record provides shareholder services.***

[Emphasis added.]

58. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material and damaging adverse facts which damaged Plaintiffs and other members of the Class:

(a) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants directed brokerage payments to firms that favored Scudder Funds, which was a form of marketing that was not disclosed in or authorized by the Scudder Funds Rule 12b-1 Plan;

(c) that the Scudder Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to Scudder Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the Scudder Funds to new investors were not passed on to Scudder Funds investors; on the contrary, as the Scudder Funds grew, fees charged to Scudder Funds investors continued to increase;

(f) that defendants improperly used Soft Dollars and excessive commissions, paid from Scudder Funds assets, to pay for overhead expenses the cost of which should have been borne by Scudder Investments and the Investment Adviser Defendants and not Scudder Funds investors; and

(g) that the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Scudder Funds.

COUNT I

Against The Investment Adviser Defendants For Violations Of Section 34(b) Of The Investment Company Act On Behalf Of The Class

59. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

60. This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the Scudder Funds.

61. The Investment Adviser Defendants made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants failed to disclose the following:

(a) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants directed brokerage payments to firms that favored Scudder Funds, which was a form of marketing that was not disclosed in or authorized by the Scudder Funds Rule 12b-1 Plan;

(c) that the Scudder Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the

Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to Scudder Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the Scudder Funds to new investors were not passed on to Scudder Funds investors; on the contrary, as the Scudder Funds grew, fees charged to Scudder Funds investors continued to increase;

(f) that defendants improperly used Soft Dollars and excessive commissions, paid from Scudder Funds assets, to pay for overhead expenses the cost of which should have been borne by Scudder Investments and the Investment Adviser Defendants and not Scudder Funds investors; and

(g) that the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Trustee Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Scudder Funds.

62. By reason of the conduct described above, the Investment Adviser Defendants violated Section 34(b) of the Investment Company Act.

63. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' violation of Section 34(b) of the Investment Company Act, Scudder Funds investors have incurred damages.

64. Plaintiffs and the Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the Scudder Funds themselves.

65. The Investment Adviser Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against The Investment Adviser Defendants Pursuant To Section 36(b) Of The Investment Company Act Derivatively On Behalf Of The Scudder Funds

66. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporates the allegations contained above.

67. This Count is brought by the Class (as Scudder Funds securities holders) on behalf of the Scudder Funds against the Investment Adviser Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

68. The Investment Adviser Defendants had a fiduciary duty to the Scudder Funds and the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to the Investment Adviser Defendants.

69. The Investment Adviser Defendants violated Section 36(b) by improperly charging investors in the Scudder Funds purported Rule 12b-1 marketing fees, and by drawing on Scudder Funds assets to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

70. By reason of the conduct described above, the Investment Adviser Defendants violated Section 36(b) of the Investment Company Act.

71. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' breach of the fiduciary duty of loyalty in their role as investment advisers to Scudder Funds investors, Scudder Funds and the Class have incurred millions of dollars in damages.

72. Plaintiffs, in this count, seek to recover the Rule 12b-1 fees, Soft Dollars, excessive commissions and the management fees charged the Scudder Funds by the Investment Adviser Defendants.

COUNT III

Against Deutsche Bank (As A Control Person Of The Investment Adviser Defendants) And The Trustee Defendants (As Control Persons Of The Investment Adviser Defendants) For Violation Of Section 48(a) Of The Investment Company Act By The Class And Derivatively On Behalf Of The Scudder Funds

73. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

74. This Count is brought pursuant to Section 48(a) of the Investment Company Act against Deutsche Bank as a control person of the Investment Adviser Defendants and the Trustee Defendants as control persons of the Investment Adviser Defendants who caused the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein are the collective actions of Deutsche Bank and the Trustee Defendants.

75. The Investment Adviser Defendants are liable under Sections 34(b) of the Investment Company Act to the Class and under 36(b) of the Investment Company Act to the Scudder Funds as set forth herein.

76. Deutsche Bank and the Trustee Defendants were "control persons" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants, Deutsche Bank and the Trustee Defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

77. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Deutsche Bank and the Trustee Defendants are liable to Plaintiffs to the same extent as are the Investment Adviser Defendants for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

78. By virtue of the foregoing, Plaintiffs and other Class members are entitled to damages against Deutsche Bank and the Trustee Defendants.

COUNT IV

Against The Investment Adviser Defendants Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The Scudder Funds

79. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

80. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

81. The Investment Adviser Defendants served as "investment advisers" to the Scudder Funds and other members of the Class pursuant to the Investment Advisers Act.

82. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the Scudder Funds in a manner in accordance with the federal

fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

83. During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the Scudder Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the Scudder Funds. As detailed above, the Investment Adviser Defendants skimmed money from the Scudder Funds by charging and collecting fees from the Scudder Funds in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich the Investment Adviser Defendants, among other defendants, at the expense of the Scudder Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the Scudder Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the Scudder Funds.

84. The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants, because of their position of authority and control over the Scudder Funds were able to and did control the fees charged to and collected from the Scudder Funds and otherwise control the operations of the Scudder Funds.

85. The Investment Adviser Defendants had a duty to (1) disseminate accurate and truthful information with respect to the Scudder Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the Scudder Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the Scudder Funds from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (1) the charging of the Scudder Funds and Scudder Funds investors

improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Scudder Funds for excessive and improper commission payments to brokers.

86. As a result of the Investment Advisers' multiple breaches of their fiduciary duties owed to the Scudder Funds, the Scudder Funds were damaged.

87. The Scudder Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

Breach Of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of The Class

88. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

89. As advisers to the Scudder Funds the Investment Adviser Defendants were fiduciaries to the Plaintiffs and other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

90. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to Plaintiffs and the Class.

91. Plaintiffs and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

92. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VI

Breach Of Fiduciary Duty Against The Director
Defendants On Behalf Of The Class

93. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

94. As Scudder Funds directors and trustees, the Trustee Defendants had a fiduciary duty to the Scudder Funds and Scudder Funds investors to supervise and monitor the Investment Adviser Defendants.

95. The Trustee Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendants from (1) charging the Scudder Funds and Scudder Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Scudder Funds for excessive and improper commission payments to brokers.

96. Plaintiffs and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

97. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Aiding And Abetting A Breach Of Fiduciary Duty Against
The Investment Adviser Defendants On Behalf Of The Class

98. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

99. At all times herein, the broker dealers that sold Scudder Funds had fiduciary duties of loyalty to their clients, including Plaintiffs and other members of the Class.

100. The Investment Adviser Defendants knew or should have known that the broker dealers had these fiduciary duties.

101. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing Scudder Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to Plaintiffs and the other members of the Class.

102. The Investment Adviser Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

103. The Investment Adviser Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by Plaintiffs and the other members of the class. By participating in the brokerages' breaches of fiduciary duties, the Investment Adviser Defendants are liable therefor.

104. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' knowing participation in the brokerages' breaches of fiduciary duties, Plaintiffs and the Class have suffered damages.

105. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiffs as the Class representative and Plaintiffs' counsel as Class Counsel as pursuant to Rule 23 of the *Federal Rules of Civil Procedure;*

B. Awarding compensatory damages in favor of Plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of Plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the Scudder Funds rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

E. Ordering an accounting of all Scudder Funds-related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that Plaintiffs and the Class have an effective remedy;

H. Awarding Plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: May 12, 2004

By: ______________________

GELLER RUDMAN PLLC
Samuel H. Rudman (SR-7957)
David A. Rosenfeld (DR-7564)
Mario Alba Jr. (MA-7240)
200 Broadhollow Road, Suite 406
Melville, NY 11747
Telephone: (631) 367-7100

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz, Esquire
Richard A. Maniskas, Esquire
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
Telephone: (610) 667-7706

Counsel for Plaintiffs and the Class